PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(3)
To Prospectus dated May 6, 2025	Registration No. 333-274606

KINDLY MD, INC.

2,059,811 Shares of Common Stock Issuable Upon Exercise of Previously Issued Warrants

and

82,310 Shares of Common Stock

This prospectus supplement updates and supplements the information contained in the prospectus dated May 6, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-274606), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on May 20, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Kindly MD, Inc., a Utah corporation, of up to 2,059,811 shares of common stock underlying the tradeable warrants (the “Tradeable Warrants”), the non-tradeable warrants (the “Non-tradeable Warrants”) and the representative’s warrants (the “Representative’s Warrants” and, together with the Tradeable Warrants and the Non-tradeable Warrants, the “Warrants”) previously issued by us in our initial public offering that closed on June 3, 2024. We are not selling any shares of our common stock in this offering, and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the holders of the Warrants. Upon exercise of the Warrants, however, we will receive proceeds from the exercise of such Warrants if exercised for cash.

The Prospectus and the prospectus supplement also relate to the resale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of 82,310 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “KDLY” and our Tradeable Warrants are listed under the symbol “KDLYW.” The last reported sale price of our common stock on Nasdaq on May 20, 2025 was $15.22 per share and the last reported sale price of our Tradeable Warrants on Nasdaq on May 20, 2025 was $8.00 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 21, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2025

Kindly MD, Inc.

(Exact name of registrant as specified in its charter)

001-42103	84-3829824
(Commission File Number)	(IRS Employer Identification Number)

5097 South 900 East, Suite 100, Salt Lake City, UT	84117
(Address of Principal Executive Offices)	(Zip Code)

(385) 388-8220
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	KDLY	The Nasdaq Stock Market LLC
Tradeable Warrants to purchase shares of Common Stock, par value $0.001 per share	KDLYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously reported on May 12, 2025, Kindly MD Inc., a Utah corporation (“Kindly” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kindly Holdco Corp, a Delaware corporation and a direct, and wholly owned subsidiary of Kindly (“Merger Sub”), Nakamoto Holdings Inc., a Delaware corporation (“Nakamoto”), and Wade Rivers, LLC, a Wyoming limited liability company. Capitalized terms used in this Current Report on Form 8-K (“Current Report”) but not otherwise defined herein have the meanings given to them in the Merger Agreement.

On May 18, 2025, the holders of a majority of the issued and outstanding shares of common stock, par value $0.001 per share, of Kindly (the “Kindly Common Stock”) as of May 18, 2025 (“Majority Shareholders”) delivered to the Company a written shareholder consent in connection with the Merger Agreement, in accordance with Section 16-10a-704 of the Utah Revised Business Corporations Act and the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, to adopt and approve the following proposals (the “Shareholder Proposals”):

(1)	The Merger Proposal - to approve and adopt the Merger Agreement and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Nakamoto, with Nakamoto continuing as the surviving entity and a wholly-owned subsidiary of Kindly;

(2)	The PIPE Proposal – to approve and adopt the subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “PIPE Subscribers”) in an aggregate amount of approximately $510.0 million, pursuant to which Kindly agreed to (A) issue, and such PIPE Subscribers agreed to purchase, shares of Kindly Common Stock at a purchase price of $1.12 per share and/or pre-funded warrants to purchase shares of Kindly Common Stock, in a private placement (the “PIPE Shares”) and (B) use commercially reasonable efforts to register the resale of PIPE Shares with the SEC within 30 days after closing of the Merger Agreement, seek effectiveness as soon as practicable, and maintain effectiveness until the earlier of (i) the PIPE Subscribers no longer holding the PIPE Shares, (ii) all PIPE Shares being freely tradable, or (iii) three years from effectiveness;

(3)	The Share Issuance Proposal - to approve and adopt the issuance of an aggregate of 477,678,286 shares of Kindly Common Stock at a price per share of $1.12 per share of Kindly Common Stock, of which 22,321,143 shares of Kindly Common Stock will be issued to the stockholders of Nakamoto and 455,357,143 shares of Kindly Common Stock will be issued to the PIPE Subscribers to comply with both: (A) Section 5635(a) of The Nasdaq Stock Market’s Listing Rules (the “Nasdaq Rules”), which requires shareholder approval prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock) or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities (“Nasdaq Rule 5635(a)”); (B) Section 5635(b) of the Nasdaq Rules requiring shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer (“Nasdaq Rule 5635(b)”); and (C) Section 5635(d) of the Nasdaq Rules, which requires shareholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance (“Nasdaq Rule 5635(d)”);

(4)	The Governance Proposal - to approve and adopt (A) the Second Amended and Restated Articles of Incorporation of Kindly MD, Inc. (the “Amended Articles”) to, among other things, (i) increase the number of authorized shares of Kindly Common Stock to 10,000,000,000, (ii) classify the board of directors of Kindly (the “Board”) so that there are three classes of directors, designated as Class I, Class II, and Class III, with each class consisting, as nearly as may be practicable, of one-third of the total members of the Board, with each class serving staggered 3-year terms, (iii) prohibit actions by written consent of the shareholders of the Company, (iv) permit the Board to change the name of the Company in its sole discretion, and (v) provide that the sole and exclusive forum for certain actions relating to the Company shall be the United States District Court for the District of Utah and any Utah State court sitting in Salt Lake County, State of Utah of the United States of America and (B) the Second Amended and Restated Corporate Bylaws of Kindly MD, Inc. (the “Amended Bylaws”) to, among other things, (i) remove the provisions prohibiting classes of directors with staggered terms, (ii) state that directors will be elected to serve three-year terms, (iii) impose a minimum and maximum number of directors who may serve on the Board, (iv) establish advance notice requirements relating to business to be brought before the annual meeting of the shareholders of the Company, including director nominees, (v) establish requirements relating to calling special meetings and the conduct at such special meetings by the shareholders of the Company, and (vi) prohibit actions by written consent of the shareholders of the Company;

(5)	The New Equity Incentive Plan Proposal - to approve and adopt the Company’s 2025 Equity Incentive Plan and the material terms thereunder (the “New Equity Incentive Plan”) that will be go into effect immediately prior to the closing of the Merger Agreement to comply with Section 5635(c) of the Nasdaq Rules, which requires stockholder approval for the issuance of securities when a stock option or purchase plan is to be established, pursuant to which stock may be acquired by officers, directors, employees, or consultants;

(6)	The Convertible Share Issuance Proposal - to approve and adopt the issuance of shares of Kindly Common Stock to YA II PN, Ltd., a Cayman Islands exempted limited company (the “Convert Investor”) pursuant to the terms of that certain Secured Convertible Debenture Purchase Agreement, dated May 12, 2025, by and between Kindly and the Convert Investor (the “Convertible Purchase Agreement”), to comply with Nasdaq Rule 5635(d); and

(7)	The Marketing Agreement Share Issuance Proposal - to approve and adopt the issuance of up to an aggregate of 600,000,000 shares of Kindly Common Stock at a price per share of $1.12 per share of Kindly Common Stock, in accordance with the Master Marketing Services Agreement, dated May 12, 2025 (the “Marketing Agreement”) by and between Nakamoto and BTC, Inc., a Delaware corporation (“BTC”), which will be assigned to and assumed by Kindly from Nakamoto at the closing of the Merger Agreement pursuant to the Assignment and Assumption Agreement with Novation by and between Kindly, Nakamoto, and BTC (the “Assignment Agreement”), to comply with (A) Nasdaq Rule 5635(a), (B) Nasdaq Rule 5635(b), and (C) Nasdaq Rule 5635(d).

The forms of the Merger Agreement, Subscription Agreement, Amended Articles, the Amended Bylaws, the New Equity Incentive Plan, the Convertible Purchase Agreement, the Marketing Agreement, and the Assignment Agreement are filed as Exhibits 2.1, 10.1, 3.1, 3.2, 10.2, 10.3, 10.4, and 10.5, respectively, to this Current Report, and the foregoing descriptions thereof are qualified in their entirety by reference to the full text of such documents and the terms of which are incorporated by reference herein.

Kindly will file with the SEC and mail to its shareholders a definitive information statement describing, among other things, the Shareholder Proposals and the other material transactions contemplated thereby. The transactions contemplated by the Shareholder Proposals may not be consummated until 20 days after the date that Kindly mails the definitive information statement to its shareholders.

Item 7.01 Regulation FD Disclosure.

On May 20, 2025, Kindly and Nakamoto issued joint press release announcing the approval by the Majority Shareholders of the Shareholder Proposals. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, will not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1+†	Merger Agreement, dated as of May 12, 2025 (incorporated by reference to Exhibit 2.1 filed with Kindly MD, Inc.’s Current Report on Form 8-K filed on May 12, 2025)
3.1	Form of Second Amended and Restated Articles of Incorporation of Kindly MD, Inc.
3.2	Form of Second Amended and Restated Bylaws of Kindly MD, Inc.
10.1†	Form of Equity PIPE Subscription Agreement, dated as of May 12, 2025, by and between Kindly and certain investors party thereto (incorporated by reference to Exhibit 10.3 filed with Kindly MD, Inc.’s Current Report on Form 8-K filed on May 12, 2025)
10.2#	Form of Kindly MD Inc.’s 2025 Equity Incentive Plan
10.3+†	Secured Convertible Debenture Purchase Agreement, dated as of May 12, 2025 (incorporated by reference to Exhibit 10.4 filed with Kindly MD, Inc.’s Current Report on Form 8-K filed on May 12, 2025)
10.4+†	Marketing Services Agreement, dated May 12, 2025 (incorporated by reference to Exhibit 10.7 filed with Kindly MD, Inc.’s Current Report on Form 8-K filed on May 12, 2025)
10.5†	Form of Assignment and Assumption Agreement (incorporated by reference to Exhibit 10.6 filed with Kindly MD, Inc.’s Current Report on Form 8-K filed on May 12, 2025)
99.1	Press Release, dated as of May 20, 2025
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Kindly will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

#	Indicates management contract or compensatory plan.

Additional Information and Where to Find It

In connection with the Merger Agreement, Subscription Agreements, and Convertible Purchase Agreement, and the transactions contemplated thereby (collectively, the “Transactions”), Kindly intends to file with the SEC an information statement, in preliminary and definitive form (the “information statement”), and Kindly will file other documents regarding the Transactions with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY KINDLY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KINDLY AND NAKAMOTO, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

A definitive information statement will be mailed to shareholders of Kindly. Investors will be able to obtain free copies of statement, as may be amended from time to time, and other relevant documents filed by Kindly with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Kindly, including the information statement (when available), will be available free of charge from Kindly’s website at www.kindlymd.com under the “Investors” tab.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this report that address activities, events or developments that Kindly or Nakamoto expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed Transactions, the expected closing of the proposed Transactions and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including the management team and board of directors of the combined company and expected use of proceeds from the Transactions, and any post-closing transactions contemplated between the combined company and BTC Inc (and/or UTXO, LLC through BTC Inc). Information adjusted for the proposed Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this report. These include the risk that Kindly and Nakamoto businesses (which may include the businesses of BTC Inc and/or UTXO in the future, as applicable) will not be integrated successfully and the risk that Kindly or the applicable governing bodies of BTC Inc and/or UTXO may not pursue or approve the terms of an acquisition of BTC Inc and/or UTXO; the risk that cost savings, synergies and growth from the proposed Transaction may not be fully realized or may take longer to realize than expected; the possibility that shareholders of Kindly may not approve the issuance of new shares of Kindly common stock in the Transactions or that shareholders of Kindly may not approve the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the merger agreement, the subscription agreements of the convertible debt purchase agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the parties do not receive regulatory approval of the Transactions; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; the risk that changes in Kindly’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Kindly and Nakamoto to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Kindly and Nakamoto’s operating results and business generally; the risk the Transactions could distract management from ongoing business operations or cause Kindly and/or Nakamoto to incur substantial costs; the risk that Kindly may be unable to reduce expenses or access financing or liquidity; the impact of any related economic downturn; the risk of changes in governmental regulations or enforcement practices; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Kindly’s and Nakamoto’s control, including those detailed in Kindly’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q, Current Reports on Form 8-K, and such other documents of Kindly filed, or to be filed, with the SEC that are or will be available on Kindly’s website at www.Kindlymd.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Kindly and Nakamoto believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither Kindly or Nakamoto undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunder duly authorized.

KINDLY MD, INC.

Dated: May 20, 2025	By:	/s/ Tim Pickett
Tim Pickett
Chief Executive Officer